TURNONGREEN, INC.
1421 McCarthy Blvd.

Milpitas, CA 95035

December 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue

Division of Corporation Finance

Re:	TurnOnGreen, Inc. Registration Statement on Form S-1 (File No. 333-292173)

Ladies and Gentlemen:

TurnOnGreen, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Monday, December 29, 2025, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

TURNONGREEN, INC.

By:	/s/ Amos Kohn
Amos Kohn
Chief Executive Officer

cc:	Donte Bronaugh, Esq.
Kenneth Schlesinger, Esq.
Spencer G. Feldman, Esq.